BRENDAN J. MCKEOUGH

847/627-2111 Direct

847/627-7111 Fax

bmckeough@ussco.com

August 23, 2010

Securities and Exchange Commission

Attention: Mr. John Reynolds

Assistant Director

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:	United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010
File No. 000-10653

Dear Mr. Reynolds:

On behalf of United Stationers Inc., a Delaware corporation (the “Company”), I am providing a supplemental response to the Staff’s comment letter dated June 23, 2010.  We submitted our initial response on July 15, 2010. On July 23, 2010, Shehzad Niazi asked the Company to supplement its July 15 response by providing a proposed draft of the disclosure the Company expects to make in future filings regarding performance targets for restricted stock units that were granted to executive officers in 2009.  A draft of the proposed disclosure the Company intends to include in its 2012 proxy statement is attached as Exhibit A to this letter.

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please don’t hesitate to contact me at (847) 627-2111.  Thank you for your time and consideration.

Sincerely,

/s/Brendan McKeough
Assistant General Counsel

cc:	Richard W. Gochnauer, Chief Executive Officer
Eric A. Blanchard, Senior Vice President, General Counsel and Secretary

EXHIBIT A

2009 Restricted Stock Unit Awards in lieu of Cash Incentive Awards

In 2009, the Human Resources Committee approved management’s recommendation not to provide cash incentive awards to executives for 2009.  In lieu of cash incentive awards, the Company granted a special restricted stock unit award to each executive on March 2, 2009.  The RSU awards were designed to provide to each executive economic value equal to 50% of the executive’s 2008 cash incentive award target, provided the Company met or exceeded the cumulative economic profit targets listed in the table below.

	Company’s Cumulative Economic Profit Goals and Corresponding Performance Factors During the Portion of the Performance Period Ending on the Dates Indicated
	1 Year Period Ended December 31, 2009		2 Year Period Ended December 31, 2010		3 Year Period Ended December 31, 2011
	EP Goal	Perf. Factor	EP Goal	Perf. Factor	EP Goal	Perf. Factor
Maximum		$150%		$150%		$100%
Target		$100%		$100%		$100%
Threshold		$0%		$0%		$0%

Based on the Company’s economic profit during the performance period, there was a payout of     % of each executive’s restricted stock unit award.

The number of RSUs earned was based on the Company’s cumulative economic profit as of three “Determination Dates,” December 31, 2009, 2010, and 2011.  However, regardless of the number of RSUs earned during the three-year performance period, to receive a payout of his or her RSU award, the executive had to be employed by the Company through December 31, 2011, the vesting date for the RSUs.

The number of RSUs earned by each executive on each Determination Date was calculated using the following formula:

(Performance Factor x Cumulative Unit Percentage x Number of RSUs Awarded) — Number of Previously Earned RSUs

The Performance Factor for each Determination Date was derived from the table above, based on the Company’s cumulative economic profit through the applicable Determination Date.  If the Company’s cumulative economic profit as of a Determination Date was between two amounts shown in the table, the corresponding Performance Factor was determined by linear interpolation between the two relevant Performance Factors in the table.  The Cumulative Unit Percentages were 33 1/3%, 66 2/3% and 100%, respectively, for the 2009, 2010 and 2011 Determination Dates.  The Number of RSUs Awarded was the number of RSUs granted to the applicable executive by the Company on March 2, 2009.  The Number of Previously Earned RSUs was the number of RSUs that had been earned on prior Determination Dates.

Under the formula for determining the number of RSUs earned as of each Determination Date, no RSUs would be earned if the economic profit as of the Determination Date was equal to or less than the Threshold amount specified in the table.  Up to 50% of the RSUs could be earned if the economic profit as of December 31, 2009 was at or above the Maximum amount specified in the table and up to 100% of the RSUs could be earned if the cumulative economic profit as of

December 31, 2010 was at or above the Maximum amount specified in the table.  However, under no circumstances could an executive earn more than his or her Number of RSUs Awarded.

For purposes of the RSU awards, the Human Resources Committee defined economic profit to mean after-tax EBIT (earnings before interest and taxes), after applying a capital charge based on the Company’s long-term weighted average cost of capital.  Total capital used to calculate the capital charge included all assets and liabilities except cash, debt (including securitized accounts receivable) and stockholders’ equity.  Both after-tax earnings and total capital were adjusted to remove the impact of LIFO expense and the amortization of intangible assets associated with acquisitions.